UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the registrant:	Apple Inc.

2. Name of person relying on exemption:

Carl C. Icahn	Icahn Enterprises Holdings L.P.
Icahn Partners LP	Icahn Enterprises G.P. Inc.
Icahn Partners Master Fund LP	Beckton Corp.
Icahn Onshore LP	High River Limited Partnership
Icahn Offshore LP	Hopper Investments LLC
Icahn Capital LP	Barberry Corp.
IPH GP LLC

3. Address of person relying on exemption:

c/o Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, NY 10153
Attn: General Counsel
(212) 702-4300

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

On February 10, 2014, Carl C. Icahn posted the attached letter relating to Apple Inc. on the web site www.shareholderssquaretable.com

On February 10, 2014, Mr. Icahn sent the following Tweet relating to Apple under the Twitter handle @Carl_C_Icahn (https://twitter.com/Carl_C_Icahn):

“See our open letter to $AAPL Shareholders re “the precatory” on The Shareholders’ Square Table: http://www.shareholderssquaretable.com/our-letter-to-apple-shareholders/ …”

FOR IMMEDIATE RELEASE

Contact:
Icahn Capital LP
Susan Gordon
(212) 702-4309

CARL C. ICAHN ISSUES OPEN LETTER TO
APPLE SHAREHOLDERS

New York, New York, February 10, 2014 – Today Carl Icahn released the attached open letter to shareholders of Apple Inc.

CARL C. ICAHN
767 Fifth Avenue, 47th Floor
New York, New York 10153

                                                                                                                                                                                                February 10, 2014

Dear Fellow Apple Shareholders,

While we are disappointed that last night ISS recommended against our proposal, we do not altogether disagree with their assessment and recommendation in light of recent actions taken by the company to aggressively repurchase shares in the market.

In their recommendation, ISS points out, and we agree, that “on the spectrum of options for allocating capital, the board appears to have been sluggish only in returning excess cash to shareholders,” and even though the company has in place “one of the largest buybacks in history” we agree with ISS that this effort seems “like bailing with a leaky bucket” when “given the scale of the company’s cash reserves.”

That being said, we also agree with ISS’s observation, taking into account that the company recently repurchased in “two weeks alone” $14 billion worth in shares, that “for fiscal 2014, it appears on track to repurchase at least $32 billion in shares.” Our proposal, as ISS points out, “thus effectively only asks the board to spend another $18 billion on repurchases in the current year.”

As Tim Cook describes them, these recent actions taken by the company to repurchase shares have been both “opportunistic” and “aggressive” and we are supportive. In light of these actions, and ISS’s recommendation, we see no reason to persist with our non-binding proposal, especially when the company is already so close to fulfilling our requested repurchase target.

Furthermore, in light of Tim Cook’s confirmed plan to launch new products in new categories this year (in addition to an exciting product roadmap with respect to new products in existing categories), we are extremely excited about Apple’s future. Additionally, we are pleased that Tim and the board have exhibited the “opportunistic” and “aggressive” approach to share repurchases that we hoped to instill with our proposal. It is our expectation that Tim and the board continue to exhibit this behavior as fiduciaries to the shareholders since they clearly seem to agree that our company continues to be extremely undervalued, and we all share a common optimism with respect to the company’s bright long term future.

Sincerely yours,

Carl C. Icahn

For more information on this and other topics, follow me on Twitter at: @Carl_C_Icahn
https://twitter.com/Carl_C_Icahn